EXHIBIT 99.1

RADVISION
News Release

Corporate Contact:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS FOURTH QUARTER 2011 RESULTS IN LINE WITH IMPROVED GUIDELINES
- Revenues Are $21.8 Million
- GAAP Net Loss Is $0.24 per Diluted Share
- Non-GAAP Net Loss Is $0.17 per Diluted Share

TEL AVIV, February 8, 2012 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, reported today that revenues for the fourth quarter of 2011 were $21.8 million, in line with the Company’s revised forecast. This compares with $26.6 million in the fourth quarter of 2010.

For the fourth quarter of 2011, the operating loss was $4.4 million on a GAAP basis and $3.1 million on a non-GAAP basis.  For the fourth quarter of 2010, the Company had operating income of $1.5 million on a GAAP basis and $3.0 million on a non-GAAP basis.

The net loss for the fourth quarter of 2011 was $4.5 million, or $0.24 per diluted share, on a GAAP basis, and $3.1 million, or $0.17 per diluted share, on a non-GAAP basis. This compares with net income of $1.4 million, or $0.07 per diluted share, on a GAAP basis, and $2.9 million, or $0.16 per diluted share, on non-GAAP basis, in the fourth quarter of 2010.

The non-GAAP amounts in the fourth quarter of 2011 exclude $0.4 million of amortization of purchased intangibles and $0.1 million of net restructuring expenses, both related to the Aethra acquisition in February 2010.  They also exclude $0.8 million for the effects of stock-based compensation expense in accordance with ASC 718, and a loss of $0.04 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.3 million, equivalent to $0.07 per diluted share.

The non-GAAP amounts in the fourth quarter of 2010 exclude $0.5 million of expense for amortization of purchased intangibles and $0.3 million of restructuring expenses related to the Aethra acquisition, $0.8 million for the effects of stock-based compensation expense, and a loss of $0.03 million due to the other than temporary impairment of certain Auction Rate Securities. The total amount excluded for non-GAAP purposes was $1.6 million, equivalent to $0.09 per diluted share.

For the fourth quarter of 2011, total revenues consisted of $18.1 million for the Video Business Unit (VBU) and $3.7 million for the Technology Business Unit (TBU).  This compares with $22.6 million for the VBU and $4.0 million for the TBU reported in the fourth quarter of 2010.

The Company’s revised guidelines for the fourth quarter of 2011, reported on January 3, 2012, was for revenues of approximately $21.5 million to $22.0 million and a net loss of $0.25 to $0.28 per diluted share on a GAAP basis, and $0.18 to $0. 21 per diluted share on a non-GAAP basis.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the fourth quarter of 2011 with approximately $90.6 million in cash and liquid investments, equivalent to $4.92 per basic share, a decrease of $1.8 million from September 30, 2011. The decrease reflects $1.7 million used in operating activities and $0.3 million for capital expenditures offset by $0.2 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “A 55% sequential increase in our endpoint sales was the main driver behind the better than expected performance of our Video Business Unit, and of our fourth quarter results overall. Sales of our video infrastructure products rose 25% sequentially, aided by a near doubling of our sales to Service Providers and higher than expected OEM revenues.  Our Technology Business Unit had a solid quarter, with growing success in its new products, which are video-focused and bring our two business units closer together.

The strength of our technology and the broadening of our portfolio of solutions for the SMB market contributed to our record endpoint sales and success with Service Providers in the fourth quarter. We have now introduced our next generation video system for the high end market, the SCOPIA XT5000, which is the most powerful HD video conferencing system in its class available today and is the flagship of our video system portfolio.  This is a significant step forward in our end-to-end strategy and it is key to our return to profitability and future growth.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the first quarter of 2012 of approximately $17.0 million and a net loss of approximately $7.6 million, or $0.41 per diluted share, on a GAAP basis, and $6.8 million, or $0.37 per diluted share, on a non-GAAP basis. The non-GAAP amount excludes stock-based compensation expense of approximately $0.4 million in accordance with ASC 718 and amortization of purchased Aethra intangible assets of $0.4 million. That compares to revenues in the first quarter of 2011 of $20.8 million and a net loss of $3.3 million, or $0.18 per diluted share, on a GAAP basis, and $2.4 million, or $0.13 per diluted share, on a non-GAAP basis. The non-GAAP amount in the 2011 first quarter excludes stock-based compensation expense $0.5 million and $0.5 million of expense for amortization of purchased intangibles. (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the Aethra assets purchase agreement payment, net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the Aethra assets purchase agreement payment, other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Fourth Quarter 2011 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its fourth quarter 2011 results and first quarter 2012 outlook, today, Wednesday, February 8, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-800-619-7571 (International dialers may call +1-210-839-8500) by 8:50 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 14th. To access the replay, please dial 1-800-239-4590 (International dialers may call +1-402-220-9698).

The PowerPoint presentation highlighting key financial metrics as well as the first quarter 2012 guidelines also will be available in the Investor Relations section of the Company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 8th and will be archived on the website until the end of the first quarter.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
	Unaudited

Revenues	$21,797	$26,617	$77,958	$95,239
Cost of revenues	6,958	7,240	23,929	25,338

Gross profit	14,839	19,377	54,029	69,901

Operating costs and expenses:
Research and development	7,910	7,681	31,736	30,799
Selling and marketing	9,106	7,862	35,607	31,012
General and administrative	1,688	1,621	5,701	6,057
Amortization of purchased intangibles	429	479	1,762	1,785
Aethra assets purchase payment	-	-	806	-
Acquisition-related restructuring expenses, net	105	262	105	2,722
Acquisition-related costs	-	-	-	364

Total operating costs and expenses	19,238	17,905	75,717	72,739

Operating income (loss)	(4,399)	1,472	(21,688)	(2,838)
Financial income, net	203	173	920	1,000

Income (loss) before taxes on income	(4,196)	1,645	(20,768)	(1,838)
Taxes on income	(268)	(278)	(2,655)	(1,586)

Net income (loss)	$(4,464)	$1,367	$(23,423)	$(3,424)

Basic net earnings (loss) per Ordinary share	$(0.24)	$0.07	$(1.27)	$(0.18)

Weighted Average Number of Shares Outstanding During the Period – Basic	18,415,699	18,563,574	18,448,792	19,221,050

Diluted net earnings (loss) per Ordinary share	$(0.24)	$0.07	$(1.27)	$(0.18)
Weighted Average Number of Shares Outstanding During the Period – Diluted	18,415,699	18,734,337	18,448,792	19, 221,050

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude Aethra assets purchase agreement payment, net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net,  amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude Aethra assets purchase agreement payment, other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, an increase in valuation allowance for tax assets, net, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	December 31, 2011			December 31, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$14,839	$53	$14,892	$19,377	$21	$19,398
Total operating costs and expenses	$19,238	$(1,245)	$17,993	$17,905	$(1,503)	$16,402
Operating income (loss)	$(4,399)	$1,298	$(3,101)	$1,472	$1,524	$2,996
Income (loss) before taxes on income	$(4,196)	$1,337	$(2,859)	$1,645	$1,558	$3,203
Net income (loss)	$(4,464)	$1,337	$(3,127)	$1,367	$1,558	$2,925
Basic net earnings (loss) per Ordinary share	$(0.24)	$0.07	$(0.17)	$0.07	$0.09	$0.16
Diluted net earnings (loss) per Ordinary share	$(0.24)	$0.07	$(0.17)	$0.07	$0.09	$0.16

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended December 31,
	2011	2010
	Unaudited

GAAP net income (loss)	$(4,464)	$1,367
Share-based compensation	764	783
Amortization of purchased intangibles	429	479
Acquisition-related restructuring expenses , net	105	262
Other than temporary impairment of available for sale marketable securities	39	34
Non-GAAP net income (loss)	$(3,127)	$2,925
Non-GAAP diluted net income (loss) per Ordinary share	$(0.17)	$0.16

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Cont.)

U.S. dollars in thousands, except per share data

	Twelve months ended
	December 31, 2011			December 31, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$54,029	$118	$54,147	$69,901	$129	$70,030
Total operating costs and expenses	$75,717	$(4,592)	$71,125	$72,739	$(7,367)	$65,372
Operating income (loss)	$(21,688)	$4,710	$(16,978)	$(2,838)	$7,496	$4,658
Income (loss) before taxes on income	$(20,768)	$5,050	$(15,718)	$(1,838)	$7,801	$5,963
Net income (loss)	$(23,423)	$6,747	$(16,676)	$(3,424)	$7,801	$4,377
Basic net earnings (loss) per Ordinary share	$(1.27)	$0.37	$(0.90)	$(0.18)	$0.41	$0.23
Diluted net earnings (loss) per Ordinary share	$(1.27)	$0.37	$(0.90)	$(0.18)	$0.41	$0.23

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Twelve months ended December 31,
	2011	2010
	Unaudited

GAAP net loss	$(23,423)	$(3,424)
Share-based compensation	2,037	2,626
Amortization of purchased intangibles	1,762	1,785
Increase in valuation allowance for tax assets, net	1,697	-
Aethra assets purchase payment	806	-
Other than temporary impairment of available for sale marketable securities	340	304
Acquisition-related restructuring expenses, net	105	2,722
Acquisition-related costs	-	364
Non-GAAP net income (loss)	$(16,676)	$4,377
Non-GAAP diluted net income (loss) per Ordinary share	$(0.90)	$0.23

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	December 31,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$19,710	$17,753
Short-term bank deposits *)	22,690	47,792
Short-term marketable securities *)	12,785	14,897
Trade receivables	18,495	15,137
Other accounts receivable and prepaid expenses	6,129	7,083
Inventories	2,216	2,556

Total current assets	82,025	105,218

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	35,405	35,943
Long-term prepaid expenses	258	1,055
Severance pay fund	7,260	7,662
Long-term deferred tax asset	733	1,488

Total long-term investments and receivables	43,656	46,148

Property and equipment, net	4,194	4,573

Goodwill	4,747	4,747

Other intangible assets, net	3,163	4,925

Total assets	$137,785	$165,611

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,137	$3,499
Deferred revenues	7,868	7,938
Accrued expenses and other accounts payable	15,035	19,057

Total current liabilities	26,040	30,494

Accrued severance pay	8,956	8,776

Total liabilities	34,996	39,270

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	151,554	149,121
Treasury stock	(40,747)	(39,745)
Accumulated other comprehensive income	(742)	(276)
Retained earnings (deficit)	(7,510)	17,007

Total shareholders' equity	102,789	126,341

Total liabilities and shareholders' equity	$137,785	$165,611

*) Total cash and liquid investments	$90,590	$116,385

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Twelve months ended December 31,
	2011	2010
	Unaudited	Audited
Cash flows from operating activities:
Net loss	$(23,423)	$(3,424)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,583	4,724
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	480	(365)
Amortization of deferred stock compensation	2,037	2,626
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(396)	(497)
Increase in trade receivables, net	(3,358)	(3,425)
Decrease (increase) in other accounts receivable and prepaid expenses	48	(1,032)
Decrease (increase) in inventories	340	(1,476)
Decrease in long-term prepaid expenses	797	1,255
Decrease (increase) in deferred tax asset	1,235	(136)
Increase (decrease) in trade payables	(362)	2,024
Decrease in deferred revenues	(70)	(126)
Increase (decrease) in accrued expenses and other accounts payable	(2,101)	5,800
Accrued severance pay, net	582	57

Net cash provided by (used in) operating activities	(19,608)	6,005

Cash flows from investing activities:
Proceeds from redemption of marketable securities	27,140	23,490
Purchase of marketable securities	(24,973)	(43,285)
Proceeds from withdrawal of bank deposits	66,331	50,512
Purchase of bank deposits	(41,163)	(42,971)
Purchase of property and equipment	(2,442)	(2,863)
Payment for the acquisition of Aethra	(1,575)	(6,984)

Net cash provided by (used in) investing activities	23,318	(22,101)

Cash flows from financing activities:
Purchase of treasury stock	(3,860)	(7,131)
Exercise of options by employees	1,711	194
Tax benefit related to exercise of stock options	396	497

Net cash used in financing activities	(1,753)	(6,440)

Increase (decrease) in cash and cash equivalents	1,957	(22,536)
Cash and cash equivalents at beginning of period	17,753	40,289

Cash and cash equivalents at end of period	$19,710	$17,753